

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

January 10, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.373% Fixed Rate/Floating Rate Notes due 2024 of Santander UK Group Holdings plc under the Exchange Act of 1934.


Sincerely,

An Intercontinental Exchange Company